[Fredrikson & Byron Letterhead]
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
www.fredlaw.com
Direct: (612) 492-7067
Main: (612) 492-7000
Fax: (612) 492-7077
Email: rranum@fredlaw.com
November 30, 2010
VIA EDGAR AND FEDEX
Mr. Ruairi Regan
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549
Re: Kips Bay Medical, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 9, 2010
File No. 333-165940
Dear Mr. Regan:
On behalf of Kips Bay Medical, Inc. (the “Company”), we are responding to your comment letter, dated November 24, 2010, to Mr. Manny Villafaña, Chairman and Chief Executive Officer of the Company, regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2010 (“Amendment No. 5”). A responsive Pre-Effective Amendment No. 6 to the Form S-1 (“Amendment No. 6”) has been filed concurrently herewith via EDGAR. We have also provided you and the other SEC Staff members listed at the end of this response letter with courtesy marked copies of Amendment No. 6 showing changes to the Amendment No. 5 to assist in your review. For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.
Intellectual Property, page 2
1.	Given that only one of the patent applications that were initially rejected has been reversed, please tell us why you deleted the disclosure relating to the remaining rejected patent applications in this section. Refer to prior comment 14 in our letter dated June 4, 2010 and prior comment 6 in our letter dated June 24, 2010.

Response: The Company respectfully advises the Staff that the new language in Amendment No. 5 was intended only to update the disclosure to report the recent decision of the Board of Patent Appeals and the Company had no intention to delete any substantive information. The Company has revised the disclosure to more closely track the language in Amendment No. 4. Please see pages 3, 56 and 57 of Amendment No. 6.
Clinical Development of Our eSVS MESH, page 2
2.	The basis for your statement in the third sentence of the second paragraph of this section that the eSVS MESH and implant procedures do not result in an increase in patient complications during or after surgery is unclear. Are you excluding the trials involving incompatible implant methods and saphenous vein grafts that were too small? If so, why are they excluded given that it appears the implant methods and diameter of the graphs were not inconsistent with your product instructions at the time of the trials. Furthermore, please provide brief disclosure comparing your success rate with relevant industry average success rates.

Response: The Company has revised the Form S-1 to provide additional information regarding the basis for the sentence referenced in the comment. This 30-day post-surgery safety endpoint analysis did not exclude any patients. Please see page 3 of Amendment No. 6.

3.	Please tell us whether the early results which formed the basis for the CE Mark received in May 2010 differ from the final results. If so, please tell us the impact, if any, of these differing results upon the status of your CE Mark. Revise accordingly.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 3 and 47 of Amendment No. 6.
Recent Developments, page 4
4.	We note your response to prior comment 27 of the staff’s comment letter dated May 5, 2010. Please tell us whether you have entered into any agreements with your distributors. If so, please file all material agreements with your next amendment.

Response: As disclosed on page 55 of the Form S-1, the Company has entered into distribution agreements with several distributors. The Company respectfully submits that its distribution agreements are of the type that ordinarily accompany the kind of business conducted by the Company, as it is common for medical device companies without a direct sales force to enter into such agreements for the distribution of their products. As provided in Item 601(b)(10)(ii)(B), a contract that ordinarily accompanies the kind of business conducted by a registrant need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company respectfully submits that a determination of whether a registrant’s business is substantially dependent upon a particular contract is a matter of judgment depending upon facts and circumstances, and must be evaluated in terms of the impact on the registrant’s business. Because sales territories for individual distributors are generally limited to a single country and the Company may terminate any or all of these agreements without incurring significant cost, the Company is not “substantially dependent” on any particular distributor or distribution agreement. The Company notes that the distribution agreements do not fall within the categories provided in Item 601(b)(10)(ii)(A), (C) or (D). Based upon the foregoing, the Company respectfully submits that it is not substantially dependent upon any of these agreements for purposes of Item 601(b)(10)(ii)(B) and, therefore, the Company believes that it is not required to file any such agreements.
Risk Factors, page 7
5.	Please revise your risk factor disclosure to disclose the risks relating to the inconclusiveness of the trials, failure of the proximal anastomotic site and downsizing of the saphenous vein grafts disclosed on page 51 of your prospectus.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 8 of Amendment No. 6.

Stabilization, page 93
6.	Please revise your disclosure in this section to explain what short sales are, what covered short sales are and what naked short sales are.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see page 93 of Amendment No. 6.
We believe that this response letter, together with Amendment No. 6 filed concurrently herewith, addresses the comments set forth in your letter. If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 6, please let us know. After you have had an opportunity to review the above responses to your comments and Amendment No. 6, please call me at (612) 492-7067 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Robert K. Ranum Robert K. Ranum
cc: Manny Villafaña
Scott Kellen
Michael P. Winegar
Christopher S. Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.
Julie Sherman, Staff Accountant, SEC
Jeffrey Jaramillo, Accounting Branch Chief, SEC
Daniel Morris, Special Counsel, SEC
Martin James, Acting Assistant Director, SEC